Form C – Offering Statement

Fierce Foundry, Inc.

Company Overview

Fierce Foundry, Inc. is a venture studio focused on building female-founded health technology companies. The Company provides capital, operational support, and strategic guidance across the lifecycle of early-stage ventures, from ideation through launch and growth. The Company operates within the rapidly evolving femtech sector, targeting solutions that improve outcomes for women's health and wellness.

Business Plan

The Company's business model centers on identifying high-potential opportunities in women's health, validating concepts, and co-founding new ventures. Revenue is expected to be generated through equity ownership in portfolio companies, strategic partnerships, consulting services, and community-driven programs. The Company leverages a network of operators, advisors, and partners to accelerate development and reduce execution risk.

Risk Factors

The Company has limited operating history and operates in an emerging market, making it difficult to evaluate performance. Success depends heavily on management and the ability to attract and retain talent. The femtech market is evolving and subject to regulatory, technological, and adoption risks. Portfolio companies may face delays in product development, regulatory approval, or market acceptance. Investors should be prepared for the possibility of losing their entire investment and should consider the illiquid nature of these securities.

Use of Proceeds

For a $50,000 raise: 33% salaries, 10% operating costs, 17% ideation & analysis, 32.5% beta and market fit, 7.5% platform fees. For a maximum raise of $1,235,000, proceeds will scale across the same categories, enabling the Company to launch and support multiple ventures. The Company retains discretion to adjust allocations based on evolving business needs.

Capital Structure

The Company is offering revenue share promissory notes. Investors receive repayment through 10% of gross revenues until they reach a return multiple of 1.3x their investment (or 1.5x for early participants). Notes do not carry voting rights and are subordinate to company performance and revenue generation. Additional issuances of securities may dilute investor returns.

Financial Condition

As of the most recent fiscal year, the Company reported $34,703 in revenue with a net loss of $80,713. Total assets were $34,063 and liabilities were $164,677. The Company expects to require additional capital to sustain operations and execute its business plan. Projected runway following this raise is approximately 12 months, with additional financing anticipated.

Management

Melissa Wallace serves as Chief Executive Officer. She brings over 25 years of experience in marketing and venture building, having supported the growth of numerous startups and led strategic initiatives across multiple industries. The Company is further supported by a network of experienced operators and advisors.

Conclusion

This offering involves significant risk. Prospective investors should carefully review all materials, including financial statements and risk disclosures, before making an investment decision.